Exhibit 99.1

Ozon Updates on Its Fourth Quarter and Full-Year 2021

Unaudited Financial Results

April 7, 2022 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), a leading Russian e-commerce platform, updates on its preliminary unaudited financial results for the fourth quarter and the full-year ended December 31, 2021.

Fourth Quarter 2021 Highlights

•	GMV incl. services increased to RUB 176.8 billion in Q4 2021, growing by 133% year-on-year compared to RUB 75.8 billion in Q4 2020, driven by strong order growth.

•

Number of orders demonstrated a substantial growth of 211% year-on-year to 92.1 million in Q4 2021, compared to 29.6 million in Q4 2020 on the back of yet another quarter of strong expansion in customer base and cohort performance with accelerated growth in frequency of orders of 61% year-on-year to 8.7 orders.

•	Number of active buyers increased to 25.6 million active buyers as of December 31, 2021 with growth of 86% year-on-year.

•

The number of active sellers on the platform grew to over 90,000 merchants by the end of Q4 2021, more than tripling compared to the end of Q4 2020 and growing by more than 40% compared to the end of Q3 2021, which led to assortment expansion to approximately 82 million SKUs as of December 31, 2021.

•	Share of Marketplace GMV reached 67.7%, compared to 52.3% in Q4 2020 on the back of strong growth in Ozon’s merchant base.

•

Total revenue increased by 76% year-on-year to RUB 66.3 billion in Q4 2021, compared to RUB 37.8 billion in Q4 2020 on the back of solid 1P business performance, strong growth in service revenue from marketplace commissions and advertising revenue.

•

Adjusted EBITDA was negative RUB 15.9 billion in Q4 2021, which represents negative 9.0% Adjusted EBITDA as % of GMV incl. services, compared to negative 4.7% in Q4 2020. This marks a notable improvement on negative 10.4% reported in Q3 2021.

•

Net cash generated from operating activities was RUB 15.3 billion in Q4 2021, compared to RUB 10.6 billion in Q4 2020. Free Cash Flow was positive RUB 4.2 billion in Q4 2021, compared to positive RUB 7.8 billion in Q4 2020.

•	Capital expenditure comprised of payments for purchase of property, plant and equipment and intangible assets amounted to RUB 8.8 billion in Q4 2021, compared to RUB 2.1 billion in Q4 2020.

Full-Year 2021 Highlights

•

GMV incl. services reached a record RUB 448.3 billion for the full-year 2021, compared to RUB 197.4 billion for the full-year 2020. The growth in GMV incl. services of 127% year-on-year exceeded management’s expectations and the Company’s guidance of 120% growth year-on-year for the full-year 2021.

•	Number of orders reached 223.3 million orders for the full-year 2021, with 202% year-on-year growth, accelerating from 132% in the full-year 2020.

•	Share of Marketplace GMV increased to 64.8% for the full-year 2021, which demonstrates strong growth from 47.8% for the full-year 2020 and from 17.4% for the full-year 2019.

•

Total revenue increased by 71% year-on-year for the full-year 2021 to RUB 178.2 billion, compared to RUB 104.4 billion for the full-year 2020, driven by strong results in 1P business and Ozon marketplace.

•

Adjusted EBITDA was negative RUB 41.2 billion for the full-year 2021, compared to negative RUB 11.7 billion, mainly due to increasing investments in the infrastructure, as well as talent and customer acquisition, which resulted in a temporary operating cost pressure.

•

Net cash used in operating activities was RUB 13.6 billion compared to net cash generated from operating activities of RUB 6.6 billion for the full-year 2020. Free Cash Flow was negative RUB 37.7 billion for the full-year 2021, compared to negative RUB 2.6 billion for the full-year 2020.

•

Capital expenditure comprised of payments for purchase of property, plant and equipment and intangible assets amounted to RUB 19.3 billion for the full-year 2021, compared to RUB 6.8 billion for the full-year 2020.

•	Loss for the period amounted to RUB 56.8 billion in the full-year 2021, compared to RUB 22.3 billion in the full-year 2020.

•	Cash, cash equivalents and short-term bank deposits amounted to RUB 126.0 billion as of December 31, 2021, compared to RUB 119.4 billion as of September 30, 2021.

Summary Table: Key Operating and Financial Metrics

(RUB in millions, unless indicated otherwise)	For the three months ended December 31,			For the year ended December 31,
	2021	2020	YoY change, %	2021	2020	YoY change, %
GMV incl. services	176,805	75,848	133%	448,260	197,414	127%
Number of orders, million	92.1	29.6	211%	223.3	73.9	202%
Number of active buyers, million (last 12 months)	25.6	13.8	86%	25.6	13.8	86%
Share of Marketplace GMV, %	67.7%	52.3%	15.4pp	64.8%	47.8%	17.0pp
Total revenue	66,298	37,751	76%	178,215	104,350	71%
Gross profit	27,003	11,618	132%	65,667	31,491	109%
Gross profit as a percentage of GMV incl. services, %	15.3%	15.3%	0.0pp	14.6%	16.0%	(1.4pp)
Adjusted EBITDA	(15,886)	(3,576)	—	(41,156)	(11,716)	—
Adjusted EBITDA as a percentage of GMV incl. services, %	(9.0%)	(4.7%)	(4.3pp)	(9.2%)	(5.9%)	(3.3pp)
Loss for the period	(20,794)	(9,407)	—	(56,779)	(22,264)	—
Net cash generated from/(used in) operating activities	15,266	10,644	—	(13,626)	6,570	—
Free Cash Flow	4,169	7,787	—	(37,736)	(2,566)	—

Note that Adjusted EBITDA and Free Cash Flow are non-IFRS financial measures. See “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use and reconciliations of the non-IFRS measures to the applicable IFRS measures. See the definitions of GMV incl. services, gross profit, number of orders, number of active buyers, number of active sellers and Share of Marketplace GMV in “Other Key Operating Measures” section of this press release.

Summary Table: Unaudited Consolidated Statement of Financial Position Data

(RUB in millions)	As of
	December 31, 2021	December 31, 2020
Assets
Total non-current assets	74,752	29,800
Investments in an associate	1,238	1,111
Total current assets	166,586	124,808
Total assets	241,338	154,608
Equity and liabilities
Total equity	30,608	79,257
Total non-current liabilities	86,794	15,140
Non-current borrowings	50,577	2,323
Total current liabilities	123,936	60,211
Current borrowings	11,539	7,125
Total liabilities	210,730	75,351
Total equity and liabilities	241,338	154,608

This press release includes information for the three months and twelve months ended December 31, 2021 and December 31, 2020. The information for the three months and twelve months ended December 31, 2021, and the three months ended December 31, 2020 has not been audited or reviewed by the Company’s auditors. The information for the three months and twelve months ended December 31, 2021 contains preliminary estimates. The preliminary estimates disclosed in this press release are based on the Company’s internal management accounts and records based on currently available information. The preliminary estimates are subject to revision as the Company prepares its consolidated financial statements and disclosures in connection with its filing of its Annual Report on Form 20-F as of and for the year ended December 31, 2021. These preliminary estimates should not be viewed as a substitute for the Company’s consolidated financial statements or other information set forth in its Annual Report on Form 20-F.

Subsequent Events Related to Ukraine

The recent events in Ukraine and the sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to Russia’s actions, as well as the capital control and other regulatory measures imposed by the Russian Government in response, have had a significant, and in many cases, unprecedented, impact on companies operating in Russia and on the Russian economy generally, which could, among other things, have a material adverse impact on our business. We may also face greater difficulties achieving our financial, operational and strategic objectives, including raising capital in the future, or we may only be able to raise additional capital at significantly increased costs, which could potentially reduce the size of our investments into the expansion of our infrastructure and operations. Export control measures could also impact our operations if they limit our ability to source technology or goods from other countries.

As previously disclosed, trading in the American depositary shares (“ADSs”) representing our ordinary shares on NASDAQ was suspended by NASDAQ on February 28, 2022, and remains suspended. Under the terms of the $750 million 1.875% senior unsecured convertible bonds due 2026 (“Bonds”), issued by our Cypriot holding company, Ozon Holdings PLC, a “Delisting Event” has occurred. Following the occurrence of a Delisting Event a group of Bondholders has formed an “Ad Hoc Committee” and appointed Houlihan Lokey, as its financial adviser, and Akin Gump Strauss Hauer & Feld LLP, as its legal adviser, to conduct an orderly discussion process with the Company with a view to finding a fair and sustainable solution for all stakeholders. To the extent any of the Bondholders are interested in joining the Ad Hoc Committee or join the coordinated effort we invite them to make inquiries to Houlihan Lokey at projectondohl@hl.com. The Company is currently developing a proposal to the holders of the Bonds to address the Delisting Event and has engaged Alvarez & Marsal and Cleary Gottlieb Steen & Hamilton LLP as its financial and legal advisors, respectively. Additional information regarding the Delisting Event and the Bonds is provided in the Company’s press releases dated March 4, 2022 and March 9, 2022.

We cannot provide any assurance that these and any further development in sanctions, or escalation of the Ukraine situation more generally, will not have a material impact on our business, financial condition or results of operations or on the value and trading of the ADSs. For more information on the risks and uncertainties arising out of the Ukraine situation, as well as the suspension of trading of the ADSs on NASDAQ and the redemption right related to the Bonds, please see our press releases filed on Form 6-K.

Ozon notes that on March 31, 2022, its banking subsidiary, Limited Liability Company Ozon Bank (“Ozon Bank”), was removed from the Specially Designated Nationals and Blocked Persons List (the “SDN List”) by the Office of Foreign Assets Control (“OFAC”) of the U.S. Treasury Department. As per our press release “Ozon Informs about Developments at Ozon Bank”, on February 24, 2022, Ozon Bank was included in the SDN List by OFAC as an entity “linked to Sovcombank Open Joint Stock Company”. Ozon acquired 100% of share capital of Oney Bank LLC (now Ozon Bank) from Sovcombank on May 26, 2021, when Oney Bank ceased to be an affiliate of Sovcombank. On February 25, 2022, Ozon filed a request to OFAC to remove Ozon Bank from the SDN List because Ozon Bank is not linked to Sovcombank. Following the removal of Ozon Bank from the SDN list, neither Ozon nor any of its subsidiaries are listed on any U.S., EU or UK sanctions lists.

The subsequent events described in this section are considered non-adjusting in relation to the Group’s financial position, results of operations and cash flows presented in the consolidated financial statements for the year ended December 31, 2021.

Presentation of Financial and Other Information

Definitions: Key Operating and Financial Measures

This release contains our key operating and financial measures, such as gross merchandise value including revenue from services (“GMV incl. services”), share of our online marketplace (our “Marketplace”) GMV (“Share of Marketplace GMV”), number of orders, number of active buyers, number of active sellers and gross profit. We define:

•

GMV incl. services as the total value of orders processed through our platform, as well as revenue from services to our buyers, sellers and other customers, such as delivery, advertising and other services. GMV incl. services is inclusive of value added taxes, net of discounts, returns and cancellations. GMV incl. services does not represent revenue earned by us. GMV incl. services does not include travel ticketing and hotel booking commissions, other related service revenues or value of the respective orders processed.

•

Share of Marketplace GMV as the total value of orders processed through our Marketplace, inclusive of value added taxes, net of discounts, returns and cancellations, divided by GMV incl. services in a given period. Share of Marketplace GMV includes only the value of goods processed through our platform and does not include services revenue.

•	Number of orders as the total number of orders delivered in a given period, net of returns and cancellations.

•	Number of active buyers as the number of unique buyers who placed an order on our platform within the 12-month period preceding the relevant date, net of returns and cancellations.

•	Number of active sellers as the number of unique merchants who made a sale on our Marketplace within the 12-month period preceding December 31, 2021.

•	Gross profit as revenue less cost of sales in a given period.

Use of Non-IFRS Financial Measures

To provide investors with additional information regarding our results of operations, we have disclosed here and elsewhere in this press release Adjusted EBITDA, a non-IFRS financial measure that we calculate as loss for the period before income tax benefit/(expense), total non-operating income/(expense), depreciation and amortization and share-based compensation expense.

Adjusted EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Adjusted EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and non-operating income/(expense). Accordingly, we believe that Adjusted EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe it is useful to exclude non-cash charges, such as depreciation and amortization and share-based compensation expense, from our Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude income tax benefit/(expense) and total non-operating income/(expense) as these items are not components of our core business operations. Adjusted EBITDA has limitations as a financial measure, and you should not consider it in isolation or as a substitute for loss for the period as a profit measure or other analysis of our results as reported under IFRS. Some of these limitations are:

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements or for new capital expenditures;

•

Adjusted EBITDA does not reflect share-based compensation, which has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy;

•	Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating loss, loss for the period and our other IFRS results.

The following table presents a reconciliation of loss for the period to Adjusted EBITDA for each of the periods indicated:

(RUB in millions)	For the three months ended December 31,		For the twelve months ended December 31,
	2021	2020	2021	2020
Loss for the period	(20,794)	(9,407)	(56,779)	(22,264)
Income tax (benefit)/expense	(47)	324	2	230
Total non-operating (income)/expense	(1,442)	3,567	(2,079)	4,711
Depreciation and amortization	3,331	1,561	9,880	4,963
Share-based compensation expense	3,066	379	7,820	644
Adjusted EBITDA	(15,886)	(3,576)	(41,156)	(11,716)

To provide investors with additional information regarding our liquidity, we have also disclosed here and elsewhere in this press release Free Cash Flow, a non-IFRS financial measure that we calculate as net cash generated from/(used in) operating activities less capital expenditures, which consist of payments for purchase of property, plant and equipment and intangible assets, and the payment of the principal portion of lease liabilities.

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provides additional perspective on impact of our cash capital expenditures and assets used by us through lease obligations. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitute for net cash generated from/(used in) operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies, including companies in our industry, may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash generated from/(used in) operating activities, capital expenditures and our other IFRS results.

The following table presents a reconciliation of net cash generated from/(used in) operating activities to Free Cash Flow for each of the periods indicated:

(RUB in millions)	For the three months ended December 31,		For the twelve months ended December 31,
	2021	2020	2021	2020
Net cash generated from/(used in) operating activities	15,266	10,644	(13,626)	6,570
Purchase of property, plant and equipment	(8,686)	(2,006)	(18,680)	(6,714)
Purchase of intangible assets	(155)	(53)	(661)	(126)
Payment of the principal portion of lease liabilities	(2,256)	(798)	(4,769)	(2,296)
Free Cash Flow	4,169	7,787	(37,736)	(2,566)

This press release includes information for the three months and twelve months ended December 31, 2021 and December 31, 2020. The information for the three months and twelve months ended December 31, 2021, and the three months ended December 31, 2020 has not been audited or reviewed by the Company’s auditors. The information for the three months and twelve months ended December 31, 2021 contains preliminary estimates. The preliminary estimates disclosed in this press release are based on the Company’s internal management accounts and records based on currently available information. The preliminary estimates are subject to revision as the Company prepares its consolidated financial statements and disclosures in connection with its filing of its Annual Report on Form 20-F as of and for the year ended December 31, 2021. These preliminary estimates should not be viewed as a substitute for the Company’s consolidated financial statements or other information set forth in its Annual Report on Form 20-F.

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our”, “us”, “Ozon” or the “Company”). All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promise nor guarantee but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, the impact of the Ukraine situation, as well as sanctions and capital control measures, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please, refer to our filings with the U.S. Securities and Exchange Commission concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

This press release includes certain non-IFRS financial measures not presented in accordance with IFRS, including but not limited to Adjusted EBITDA and Free Cash Flow. These financial measures are not measures of financial performance or liquidity in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to loss for the period, net cash generated from/(used in) operating activities or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures from the most directly comparable IFRS measure.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

About Ozon

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Ozon’s platform offers one of the widest selections of goods across multiple product categories. Ozon’s country-wide warehouse footprint includes around one million square meters. Its infrastructure enables Ozon to provide Russian population with a fast and convenient delivery via couriers, pick-up points and parcel lockers. Ozon’s extensive logistics and fast-developing marketplace allow over 90 thousand entrepreneurs to sell their products across Russia’s 11 time zones to more than 25 million customers. In addition to its core e-commerce business, Ozon is expanding Ozon Fintech and other value-added services such as its quick commerce and online grocery solution Ozon.fresh. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

Maryia Berasneva-McNamara, Head of Investor Relations, Ozon

ir@ozon.ru

Press Office

Maria Zaikina, Director of Public & Industry Relations, Ozon

pr@ozon.ru